JPMORGAN TRUST I

245 PARK AVENUE

NEW YORK, NEW YORK 10167

VIA EDGAR	February 25, 2010

Vincent J. Di Stefano

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:  JPMorgan Trust I (“Trust”);

File Nos. 333-103022; 811-21295

Dear Mr. Di Stefano:

This letter is in response to oral comments we received from you on February 12, 2010 to the Trust’s Post-Effective Amendment No. 101 to the Registration Statement under the Securities Act of 1933, as amended, and Amendment No. 102 to the Registration Statement under the Investment Company Act of 1940, as amended.

Our responses to your comments are set forth below. We will incorporate any changes to the Trust’s Registration Statement in a filing pursuant to Rule 485(b) to be automatically effective of February 27, 2010.

Fees and Expenses of the Fund

1.	Comment: Please delete the parenthetical “under $1 million” from the Maximum Deferred Sales Charge (Load) line item.

Response: Absent this disclosure in the fee tables, potential investors may not understand that certain purchases of class A shares are subject to a CDSC. We believe that it is appropriate for investors contemplating the purchase of shares to be aware of all potential fees to which they may become subject pursuant to an investment in a Fund. The “under $1 million” language in the fee table alerts shareholders to an important exception to the general fact that Class A shares lack a contingent deferred sales charge and goes directly to the question of suitability of particular classes for particular shareholders. As a result, we are retaining the “under $ 1 million” in the disclosure.

Annual Fund Operating Expenses Table

2.	Comment: Please delete “Total Other Expenses” from the table.

Response: The revision will be made.

3.	Comment: Please replace “Net Expenses” with “Total Annual Fund Operating Expenses After Fee Waivers and Expense Reimbursements”

Response: The revision will be made

Main Investment Strategies

4.	Comment: Please clarify that a fund’s 80% investment policy is 80% of a fund’s net assets plus any borrowings for investment purposes.

Response: The revision will be made.

5.	Comment: Please explain what equity-linked securities and securities with similar economic characteristics are.

Response: Equity-linked securities and securities with similar economic characteristics are intended as a more descriptive way to refer to derivatives. Additional detail about a particular fund’s use of derivatives is included in such fund’s Risk/Return Summary.

6.

Comment: Please describe how the adviser determines what to buy and sell for the following funds - .Intrepid European Fund, Intrepid Japan Fund, Latin America Fund, Income Builder Fund, International Currency Income Fund, International Realty Fund and Emerging Economies Fund.

Response: The descriptions have been updated to describe the adviser’s investment process including how the adviser determines to buy and sell investments.

7.	Comment: Asia Equity Fund – Please explain if total return includes income.

Response: The prospectus will be revised to read as follows:

Total return consists of capital growth and current income.

8.	Comment: International Opportunities Fund and International Opportunities Plus Fund – Please delete negative disclosure relating to the sector and market timing strategies.

Response: The revision will be made.

9.	Comment: Please list the principal derivatives used and delete “other derivatives.”

Response: The revision will be made.

10.	Comment: Intrepid European Fund - Please list the specific equity securities that the fund invests in.

Response: The revision will be made.

11.	Comment: Income Builder and International Currency Income Funds – Revise “the Fund may concentrate in a single country” to “the Fund may focus in a single country.”

Response: The revision will be made.

12.	Comment: Highbridge Dynamic Commodity Strategies Fund – Please file an appointment for confirm that the Man Glenwood filing requirements have been met.

Response: The requirements have been met.

Main Investment Risks

13.	Comment: Derivatives Risk - Please include counterparty default risk.

Response: The revision will be made.

14.	Comment: High Portfolio Turnover Risk – Please change “The Fund may engage in active and frequent trading...” to “The Fund will likely engage in active and frequent trading... .”

Response: The revision will be made.

15.	Comment: Geographic Focus Risk – please change “concentrate” to “focus”.

Response: The revision will be made.

16.	Comment: High Yield Securities Risk – Tax Aware Real Return Fund - Please add a parenthetical that high yield securities are also known as junk bonds.

Response: The revision will be made.

Past Performance

17.	Comment: Please delete the sentence explaining that a Lipper Index includes mutual fund expenses.

Response: We respectfully disagree with the proposed comment. Instruction 2(b) to Item 4(b)(2) requires a Fund to disclose information about supplemental benchmarks, and specifically indicates by way of example how the Fund’s performance compares with the returns of an index. Whether or not mutual fund expenses are included is an important factor in any performance comparison, and so absent such disclosure, we are concerned that the performance comparison would be inaccurate and that shareholders might assume that the Lipper Index is calculated in the same way as broad-based securities indexes.

18.	Comment: Delete “any class of” from the following sentence, “Past performance (before and after taxes) is not necessarily an indication of how any class of the Fund will perform in the future.”

Response: The revision will be made.

More about the Funds

19.	Comment: In “More about the Funds” section, please disclose which strategies are principal investments for each particular Fund.

Response: We believe that our existing disclosure complies with this request. The Fund summaries indicate what strategies are the “main,” or principal, strategies of each Fund. The “More about the Funds” section indicates what additional strategies may be used by the Funds in satisfying their investment objectives. To clarify which strategies apply to which Funds, we have an explanation saying that the main strategies for each Fund are disclosed in its summary.

20.	Comment: Please change “Cash Positions” to “Temporary Defensive Purposes.”

Response: The revision will be made, except for those Funds that allocate to cash positions as an investment strategy.

Statement of Additional Information

21.

Comment: Under Fundamental Investment Restrictions, certain activities are permitted to the “extent under applicable law.” For these restrictions, please explain what current applicable law permits. Specifically, this comment is provided in relation to the fundamental restrictions on borrowing, making loans and senior securities.

Response: The Funds believe that they already substantially comply with this request. To the extent a Fund engages in any practice set forth in the fundamental investment restrictions, the Fund provides a description of such strategy/practice and the corresponding 1940 Act requirements, if it enhances a shareholder’s understanding, in the “Investment Strategies and Policies” section of the SAI. The Funds note that the General Instructions to From N-1A do not require that information in the SAI be included in any particular order.

We hereby acknowledge on behalf of the Trust that:

- the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the Filings;

- Comments of the staff of the Securities and Exchange Commission ("Staff"), if any, or changes to disclosure in Response to Staff Comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission ("SEC") from taking any action with respect to the filing made; and

- the Trust may not assert Staff Comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of Comment letters and Responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s Comments. Should members of the Staff have any questions or Comments concerning this letter, please call the undersigned at (212) 648-2085.

Sincerely,

/s/ John T. Fitzgerald

John T. Fitzgerald

Assistant Secretary